A Publicly Traded Company – SHRV

March 27, 2019

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re: Sharing Services Global Corporation (formerly, Sharing Services, Inc.)

Amendment No. 2 to Registration Statement on Form 10

Filed February 21, 2019

File No. 00-55997

Dear Sir/Madam,

Reference is made to your letter dated March 5, 2019. In order to facilitate the review of our responses to the comments contained is your letter, we have reproduced below (in bold font) each of your comments. Each of your comments is followed by our response.

Amendment No. 1 to Form 10

General

1. We have reviewed your responses to our prior comments regarding whether Sharing Services, Inc. (the “Company”) could be considered an investment company under the Investment Company Act of 1940. Please provide further information needed to conducted an analysis under sections 3(a)(1)(A) and (C) of the 1940 Act for the Company and each of its subsidiaries, whether wholly or partially owned (i.e., 212 Technologies, LLC; 561 LLC; America Approved Commercial LLC; Medical Smart Care LLC; LEH Insurance Group LLC; Total Travel Media, Inc., and Four Oceans Holdings, Inc.). In particular, please list, on an unconsolidated basis, all assets held by the Company and each of the wholly or partially owned subsidiaries and the value you assign to each. Your response should take into account section 3(a)(2), which defines “investment securities” to include all securities except, among other things, Government securities and securities issued by majority-owned subsidiaries of the owner with are not themselves investment companies. Your response should also include whether you believe the Company is exempted from section 3 of the 1940 Act or otherwise excluded from registering with the Commission as an investment company, and if so, please provide sufficient detail to support your analysis.

Response: Sharing Services, Inc. is an operating company actively engaged, directly and through its wholly-owned subsidiaries, Elevacity Global LLC and Elepreneur, LLC, in selling health and wellness, and travel products and services. The Company uses the direct selling, or network marketing, business model. As such, at January 31, 2019, approximately 20,000 independent sales and marketing representatives, which it refers to as Elepreneurs, are engaged in promoting and selling the Company’s products and services. During the fiscal period from May 5, 2017 to April 30, 2018, the Company derived approximately 94% of its consolidated net sales from the sale of its Elevate health and wellness product line. In addition, during the nine months ended January 31, 2019, the Company derived approximately 97% of its consolidated net sales from the sale of such health and wellness product line.

Corporate Offices – 1700 Coit Road, Suite #290 – Plano, Texas 75075

Main (469) 304 9400, Ext 248 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Company – SHRV

Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is primarily engaged in the business of investing, reinvesting, or trading in securities. Section 3(a)(1)(C) further expands the definition to include an issuer engaged or proposing to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of its total assets on an unconsolidated basis.

We believe the Company and each of its wholly-owned subsidiaries, does not meet the definitions of an investment company referred to in the preceding paragraph, because neither the Company nor each of its wholly-owned subsidiaries is engaged in the business of investing, reinvesting, or trading in securities (as such term is defined in section 3(a)(2) of the 1940 Act). Further, none of the Company’s wholly-owned subsidiaries themselves owns investment securities (as such term is defined in section 3(a)(2) of the 1940 Act) and, while the Company owns a 100% interest in its wholly-owned subsidiaries’ securities, the Company’s holdings in these entities are not for speculative or trading purposes, rather these companies constitute an integral part of the Company’s core business.

As discussed in the Form 10 registration statement and other filings by the Company, the Company owns a 24% member’s interest in 212 Technologies, LLC; a 40% member’s interest in 561 LLC; a 40% member’s interest in America Approved Commercial LLC; a 40% member’s interest in Medical Smart Care LLC; and a 40% member’s interest in LEH Insurance Group LLC. The Company made each of these investments to gain access to products that fit well into the Company’s direct selling model and complement the Company’s existing product portfolio (i.e.: its health and wellness, and other offerings). These investment positions also enable the Company to partner with the founders of each of these five (5) businesses, including persons that have extensive product-specific competency combined with strong direct selling industry experience, in order to collaborate in developing potential market applications for the products and services of these five (5) entities for the purpose of producing new revenue streams for the Company. If these efforts are successful as we expect, the Company intends to offer these products and services to its own customers in the future. Our investment positions in these entities are not intended for speculative, yield enhancement, or trading purposes. To date, the Company has derived no income in the form of interest, dividends, or distributions from its investments in these unconsolidated entities. Instead, the Company anticipates that its activities associated with these investment positions will generate new revenue streams for the Company in the future. Thus, the Company is of the position that its investment positions in these unconsolidated entities do not subject the Company to the 1940 Act provisions in that such positions are for revenue producing purposes and not for security trading purposes.

Corporate Offices – 1700 Coit Road, Suite #290 – Plano, Texas 75075

Main (469) 304 9400, Ext 248 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Company – SHRV

Our Acquisition and Growth Strategy, page 1

2. We note your response to prior comment 4 regarding the use of the term inception. Please clarify the references to inception date as the date you acquired Total Travel Media, Inc. where you first use it in your filing and elsewhere as appropriate. In addition, please provide clear disclosure of the legal inception of the company, as required by Item 101 (h)(l) of Regulation S-K. Lastly, please provide the disclosure throughout the registration statement for the complete period required by the Form. For instance, See Instruction 1 to Item 404(a).

Response: Sharing Services, Inc. was incorporated in April 2015. Prior to May 1, 2017, the Company had minimal or virtually no business activity and, at April 30, 2017, its consolidated total assets were less than $8,000. On May 23, 2017, Sharing Services, Inc. acquired all the outstanding shares of capital stock of Total Travel Media, Inc. in exchange for (i) 10,000,000 shares of its common stock (Class B) and (ii) 10,000,000 shares of its Series B convertible preferred stock and, from a legal point of view, Total Travel Media became a wholly-owned subsidiary of Sharing Services. Total Travel Media, Inc. was incorporated on May 5, 2017. On May 5, 2017, Sharing Services and Total Travel Media became entities under common control.

For financial accounting purposes, the acquisition of Total Travel Media was treated as a reverse acquisition in accordance with accounting principles generally accepted in the United States (GAAP), whereas Total Travel Media was treated as the accounting acquirer and Sharing Services became the acquired company. Accordingly, the Company’s consolidated financial statements after the acquisition date include the historical financial statements of the accounting acquirer, Total Travel Media, from its inception date, May 5, 2017. In its consolidated financial statements, the Company refers to May 5, 2017 as the inception date for the consolidated group. The Company’s consolidated financial statements include the consolidated balance sheets and results of operations and cash flows of both Sharing Services and Total Travel Media from May 5, 2017, on a consolidated basis in accordance with GAAP.

Compensation Plan, page 7

3. We reissue prior comment 6. Please describe with more specificity the range and circumstances of compensation commissions and bonuses payable to your Elepreneurs and the several ways Elepreneurs are compensated.

Response: The Company uses the multi-level business model. At January 31, 2019, the Company had a network of approximately 20,000 independent sales and marketing representatives, which it refers to as Elepreneurs or Affiliates. There are different ways Elepreneurs can earn compensation under the Company’s compensation plan, which the Company refers to as the Super Affiliate Marketing Plan, or SAM. For example, under SAM, Elepreneurs earn sales commissions based on the amount of their personal retail or ecommerce sales, including sales to repeat customers. Elepreneurs can also earn commissions based on sales made by Elepreneurs that they have recruited into the Company’s distribution network, which the Company refers to as the Elepreneur’s Downline.

Under SAM, our top producing Elepreneurs, which we refer to as Super Affiliates, can also earn commission based on the combined commissionable sales levels achieved (during a relevant measurement period) by such Elepreneur and his/her Downline. In addition, Super Affiliates can earn bonuses, designed to compensate them for mentoring and developing Elepreneurs in his/her Downline that he/she trains and sponsors.

Corporate Offices – 1700 Coit Road, Suite #290 – Plano, Texas 75075

Main (469) 304 9400, Ext 248 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Company – SHRV

A Super Affiliate also can earn special bonuses based on the commissionable sales levels achieved by Super Affiliates in his/her Downline. A Super Affiliate’s Downline may contain several levels, or generations, of sponsored Elepreneurs. Under SAM, an Elepreneur that was directly recruited by a Super Affiliate into the Company’s network would be deemed to belong to that Super Affiliate’s first-generation Downline. Likewise, an Elepreneur recruited by a person in a Super Affiliate’s first-generation of recruits, would be deemed to belong to the Super Affiliate’s second-generation Downline. Generally, the amount of the special bonus that a Super Affiliate can earn under this provision of the compensation plan is graduated depending on the relative position of the underlying recruit in the Super Affiliate’s Downline. For example, the special bonus a Super Affiliate can earn on sales made by his/her second-generation recruits is higher than the special bonus he/she can earn on sales made by his/her first-generation recruits. Likewise, the special bonus a Super Affiliate can earn on sales made by his/her third-generation recruits is higher than the special bonus he/she can earn on sales made by his/her second-generation recruits. This way, Super Affiliates are incentivized to build a deep organization of successful recruits (i.e.: a multi-generation sales organization).

The Company may from time to time incentivize its more successful Elepreneurs with other incentive programs. For example, during a special sales drive completed in December 2018, our Super Affiliates had the opportunity to earn warrants to purchase shares of the Company’s common stock, if the combined commissionable sales levels achieved (during the relevant measurement period) by them and their Downline met certain sales targets. Under this sales drive, the Company achieved record sales and its top producing Elepreneurs earned, in the aggregate, almost 11,000,000 warrants to purchase shares of the Company’s common stock. The warrants are exercisable, at a price of $0.25 per share, for a term of two years from the issuance date. Programs like this are intended to build a long-term relationship between the Company and its top performers by tying the Elepreneurs’ long-term financial success to the anticipated growth in the price of shares of the Company’s common stock.

Security Ownership of Certain Beneficial Owners and Management, page 17

4. We partially reissue prior comment 8. Please revise the beneficial ownership table to clearly reflect the percent of ownership of the voting class, given that the classes vote as one group. Lastly, please revise to include the named executive officers and directors individually, as required by Item 403(b) of Regulation S-K and revise the amount and percent of ownership by officers and directors as a group to include the entire group of 4, not 2 as you have indicated on page 19.

Response: The beneficial ownership table in the registration statement on Form 10 will be revised to (a) reflect the percent of ownership of all voting classes, given that the classes vote as one group; (b) list the named executive officers and directors; and (c) reflect the percentage of the collective voting rights of all classes of voting stock, as shown in Exhibit A hereto.

Recent Sales of Unregistered Securities, page 24

5. We partially reissue prior comment 9. Please revise to discuss the common stock issuances referenced on page 16. In addition, for each transaction, please discuss the facts supporting reliance upon the exemption from registration.

Response: The Company will include the following information in its disclosures regarding Recent Sales of Unregistered Securities in the registration statement on Form 10:

Common Stock Class A

Prior to April 30, 2018, the Registrant had issued, in the aggregate, 56,170,000 shares of its common stock (Class A). Shares of all classes of the Registrant’s common stock are registered pursuant to Section 12(b) of the Securities Act of 1933.

Common Stock Class B

Prior to April 30, 2018, the Registrant had issued, in the aggregate, 10,000,000 shares of its common stock (Class B). Shares of all classes of the Registrant’s common stock are registered pursuant to Section 12(b) of the Securities Act of 1933.

Sincerely,

/s/ John Thatch
John Thatch, President and CEO

Corporate Offices – 1700 Coit Road, Suite #290 – Plano, Texas 75075

Main (469) 304 9400, Ext 248 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Company – SHRV

Exhibit A

At September 30, 2018 the following securities were issued and outstanding: Class A Common Stock: 57,092,000; Class B Common Stock: 10,000,000; Series A Preferred Stock: 93,194,540; Series B Preferred Stock: 10,000,000; and Series C Preferred Stock: 4,060,000. The respective voting rights of each class, are as follows: (a) Common Stock Class A: each share entitles the holder to one vote, (b) Common Stock Class B: each share entitles the holder to one vote, (c) Series A Preferred Stock: each share entitles the holder to one vote, (d) Series B Preferred Stock: each share entitles the holder to 1,000 votes, and (e) Series C Preferred Stock: each share entitles the holder to one vote. Each share of the Company’s Common Stock Class B, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock is convertible into one share of the Company’s common stock. The following table reflects the number of shares and percent of ownership of all voting classes held by each listed beneficial owner at September 30, 2018, after giving effect to the voting and conversion rights of each of the Company’s equity securities.

Title of Class	Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Ownership [2]	Percent of All Voting Classes [3]
Common Stock Class A	Foshan City Shunde District Cheering Garden Tools Co., Ltd., No. 83 Hongqi Mid-Rd., Ronggui Town, Shunde District, Foshan City, Guangdong Province, China	30,020,000	0.3%

	All Officers and Directors as a Group - 2	—	0.0%

Common Stock Class B [4]	Robert Oblon 1415 Legacy Drive, Suite 310 Frisco, TX 75034	7,500,000	0.0%

	All Officers and Directors as a Group – 2	7,500,000	0.0%

Series A Preferred Stock [5]	Robert Oblon 1415 Legacy Drive, Suite 310 Frisco, TX 75034	50,000,000	0.5%

	All Officers and Directors as a Group - 2	50,000,000	0.5%

Series B Preferred Stock [6]	Robert Oblon 1415 Legacy Drive, Suite 310 Frisco, TX 75034	7,500,000	73.8%

	Bear Bull Market Dividends, Inc. 600 Anton Blvd., 17 th Floor Costa Mesa, CA 92626	2,500,000	24.6%

	All Officers and Directors as a Group – 2	7,500,000	73.8%

Corporate Offices – 1700 Coit Road, Suite #290 – Plano, Texas 75075

Main (469) 304 9400, Ext 248 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Company – SHRV

[1]	The person named above may be deemed to be a “parent” and “promoter” of our company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of their direct and indirect stock holdings. Foshan City Shunde District Cheering Garden Tools Co., Ltd. is controlled by Natthapong Thipjaroey, a former President and director of the Company. Alchemist Holdings, LLC is controlled by Robert Oblon, the Chairman of the Company’s Board of Directors at the time of this report. Bear Bull Market Dividends, Inc. is controlled by Kenyatto M. Jones.

[2]	Beneficial ownership is determined in accordance with the Rule 13d-3(d)(1) of the Exchange Act, as amended and generally includes voting or investment power with respect to securities. Pursuant to the rules and regulations of the SEC, shares of common stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group and includes shares that could be obtained by the named individual within the next 60 days.

[3]	Calculated after giving effect to the conversion and voting rights of the various classes of securities issued and outstanding.

[4]	Each share of Class B Common Stock shall be convertible at any time into one share of Common Stock at the option of the holder. Mr. Oblon, the Chairman or our Board of Directors at the time of this report, controls Alchemist Holdings, LLC and is deemed to be the beneficial owner of 7,500,000 shares of our Class B Common Stock owned by Alchemist Holdings, LLC at the time of this report.

[5]	For a period of ten (10) years from the date of issuance of shares of Series A Preferred Stock, the holders may elect to convert each share of Series A Preferred Stock into one share of the Company’s Common Stock. Mr. Oblon, the Chairman or our Board of Directors at the time of this report, controls Alchemist Holdings, LLC and is deemed to be the beneficial owner of 50,000,000 shares of our Series A Preferred Stock owned by Alchemist Holdings, LLC at the time of this report.

[6]	For a period of ten (10) years from the date of issuance of shares of Series B Preferred Stock, the holders may elect to convert each share of Series B Preferred Stock into ten shares of the Company’s Common Stock. Mr. Oblon, the Chairman or our Board of Directors at the time of this report, controls Alchemist Holdings, LLC and is deemed to be the beneficial owner of 7,500,000 shares of our Series B Preferred Stock owned by Alchemist Holdings, LLC at the time of this report.

Corporate Offices – 1700 Coit Road, Suite #290 – Plano, Texas 75075

Main (469) 304 9400, Ext 248 • Fax (469) 910 0477 • www.shrvinc.com